BC FORM 51-102F3

MATERIAL CHANGE REPORT

NOTE:               If this report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

1.        Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.)
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.        Date of Material Change

The date of the material change is October 9, 2007.

3.        News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: October 9, 2007

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.        Summary of Material Change

Yukon-Nevada Gold Corp. announces joint venture.

5.        Full Description of Material Change

Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company" or “YNG” and Mr. Sun Feng, the Director General of Northwest Geological Exploration and Mining Bureau for Non-Ferrous Metals of the People’s Republic of China (“NWME”) are pleased to announce the completion of an agreement between YNG and Northwest Nonferrous International Investment Company Limited (“NNIIC”), a Chinese investment company owned by NWME, to form a new company which will explore for and develop mineral resources in the Yukon Territory, Canada.

The new company will, subject to governmental approvals, be named “Yukon-Shaanxi Gold Company Inc.” (“Yukon-Shaanxi”), and will initially be owned by YNG and NNIIC, each as to a 50% shareholding. The initial Board of Directors of Yukon-Shaanxi will comprise six Directors, with equal representation from each of YNG and NNIIC.

Yukon-Shaanxi proposes to acquire, explore and develop mineral resources in the Yukon, and to conduct a public offering of its securities in Canada and to seek a listing of its shares on a Canadian stock exchange. YNG proposes to distribute some of its shares in Yukon-Shaanxi to the shareholders of YNG, but will retain at least a 20% shareholding in Yukon-Shaanxi. The Agreement between YNG and NNIIC will permit NNIIC to hold a 50% shareholding in Yukon-Shaanxi.

The business alliance between YNG and NWME has been facilitated by Yukon Economic Development.

NWME is wholly owned by Shaanxi Non-ferrous Metals Holding Group Co., Ltd. (“SNG”). SNG is a fully integrated industrial holding group owned by the Shaanxi Province established in year 2000. SNG is involved in all aspect of the production of minerals and metals from exploration to mining and manufacturing to world exportation and sales. With 23 billion RMB in assets, 27,000 employees and sales in excess of 15.7 billion RMB in 2006, the SNG Group ranked 239 amongst the 500 largest Chinese Companies. SNG is actively looking to cooperate with local and national companies to expand its production capacity overseas. SNG is an important producer of Molybdenum Concentrates and Metals Products, Titanium, Titanium Alloy, Rare Metals Materials and Aluminum, Lead, Zinc, Gold, Silver, Vanadium Oxide and poly-Silicon.

NWME was founded in 1957 as a subordinate to the Ministry of Metallurgy, Peoples Republic of China. Now wholly owned by the SNG Group, its main business is to prospect and develop nonferrous mineral resources in the Shaanxi province and overseas. In China NWME is one of the top five exploration and mining Bureaus (amongst over 100 provincial Bureaus) in terms of revenue and technical capacity. Employing more than 6000 employees including 800 geologists, technologists and engineers, NWME was the first Bureau in China to conduct exploration projects in partnership with companies from Western countries (including the Canadian companies Teck Cominco and Placer Dome). In recent years, NWME has been actively involved in overseas investment; it has exploration projects in a number of countries including Mongolia, Argentina, Indonesia and Guinea Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold ore deposits. Continued growth will occur by increasing or initiating production from its existing properties and by further acquisitions. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States.

6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.        Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.        Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:                      Graham Dickson, President and CEO
Bus. Tel:                  (604) 688-9427

9.        Date of Report

Dated at  Vancouver, British Columbia                            , this 16th day of October, 2007.

“Graham Dickson”
Graham Dickson, President and CEO